B. Riley Securities, Inc.

Statement of Financial Condition
December 31, 2024

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41426

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>01/01/2024</u> AND ENDING <u>12/31/2024</u>
                                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>B. Riley Securities, Inc.</u>

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
<u>11100 Santa Monica Blvd, Suite 800</u>
                                                              (No. and Street)

<u>Los Angeles</u>	<u>CA</u>	<u>90025</u>
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

<u>Michael McCoy</u>	<u>310-689-2243</u>	<u>mmccoy@brileyfin.com</u>
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
<u>Spicer Jeffries LLP</u>
                                                              (Name – if individual, state last, first, and middle name)

<u>4601 DTC Blvd, Suite 700</u>	<u>Denver</u>	<u>CO</u>	<u>80237</u>
(Address)	(City)	(State)	(Zip Code)
<u>10/20/2003</u>		<u>349</u>	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael McCoy _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of B. Riley Securities, Inc. _____, as of 12/31 _____, 2024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Chief Financial Officer

_____
Notary Public

GINA DOWNS
Notary Public - California
Los Angeles County
Commission # 2415430
My Comm. Expires Sep 10, 2026

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Index

December 31, 2024





SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of
B. Riley Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of B. Riley Securities, Inc. (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as the Company's auditor since 2024.

Denver, Colorado
March 11, 2025

B. Riley Securities, Inc.

Statement of Financial Condition

December 31, 2024
(Dollars in thousands)

Assets

Cash and cash equivalents	$	40,926
Receivables:		
Securities borrowed		43,022
Due from affiliates		37,118
Investment banking, net of allowance for doubtful accounts		9,920
Due from clearing brokers and clearing organizations		22,073
Other		895
Financial instruments owned, at fair value		77,758
Operating lease right-of-use assets		6,884
Goodwill and intangible assets		113,914
Furniture, equipment, software, and leasehold improvements, net of accumulated depreciation and amortization		2,049
Prepaid expenses and other assets		2,387
Total assets	$	356,946

Liabilities and Shareholder's Equity

Liabilities		
Securities loaned	$	27,942
Financial instruments sold, not yet purchased, at fair value		5,675
Note payable		12,379
Accrued compensation and benefits		26,822
Accounts payable and accrued expenses		15,792
Due to affiliates		229
Operating lease liabilities		8,293
Total liabilities		97,132
Commitments and Contingencies (Note 11)		
Shareholder's equity		
Common stock, $1 par value, 2,000 shares authorized, 1,135 shares issued and outstanding		201
Additional paid-in capital		229,794
Retained earnings		29,819
Total shareholder's equity		259,814
Total liabilities and shareholder's equity	$	356,946

The accompanying notes are an integral part of this financial statement.

Note 1. Organization and Nature of Operations:

B. Riley Securities, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware corporation operating as a securities broker-dealer with business activities including investment banking, sales and trading, securities lending and research/backoffice. The Company is a wholly owned subsidiary of B. Riley Financial, Inc. (the "Parent" or "B. Riley Financial").

The Company's investment banking and institutional brokerage business activities are primarily focused on small-cap and mid-cap stocks in the following industry sectors: consumer, energy and natural resources, financial institutions, healthcare, insurance, industrials, real estate, and technology, media and telecommunications. Additionally, the Company also provides securities lending services to institutional clients. These services include facilitating the sourcing, borrowing and lending of equity and fixed income securities. By their nature, the Company's business activities are conducted in markets which are highly competitive and are subject to general market conditions, volatile trading markets and fluctuations in the volume of market activity, as well as conditions affecting the companies and markets in the Company's areas of focus.

The Company's revenues from investment banking are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets as a whole and of the sectors which the Company focuses. Fluctuations also occur due to the level of market activity, which, among other things, affects the flow of investment dollars and the size, number and timing of transactions. As a result, net results and revenues may vary significantly from year-to-year.

Our Business Segments

We report our activities in four reportable business segments: Investment Banking, Sales and Trading, Securities Lending, Research/Backoffice. These reportable segments are all distinct businesses each with a different management structure. The Company has identified its Chief Executive Officer and Chief Financial Officer as the Chief Operating Decision Makers ("CODM") for the Company, who use net income to evaluate the results of the business. Additionally, the CODM uses revenue, headcount, and excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions about maintaining capital adequacy, such as whether to reinvest profits or pay dividends to its parent company.

Investment Banking

We provide a full suite of capital markets and financial advisory services for small- and mid-cap companies and issuers and middle market financial sponsors, as well as larger companies in industries where we have particular expertise.

Our equity capital markets team provides an array of financing and sector-specific corporate finance solutions focused on the execution of public and private equity offerings. We source, structure, price and allocate underwritten public offerings and private placements spanning initial public offerings ("IPOs"), secondary and follow-on offerings, at-the-market offerings ("ATMs"), Rule 144A offerings (pre-public private placements), block trades, and corporate equity repurchase programs.

Our debt capital markets capabilities include the structuring and sourcing of debt financing solutions in public and private capital markets including acting as an underwriter of preferred stock and unsecured notes offerings, convertible and mezzanine debt offerings, and leveraged loans. In addition, we raise capital for private credit and private equity funds focused on the middle market.

Our investment banking advisory professionals blend deep industry and transaction expertise to execute financial transactions for healthy companies pursuing growth, and for stakeholders of financially distressed companies, both in bankruptcy proceedings and out-of-court transactions. We provide financial advisory and execution services in support of mergers & acquisitions ("M&A"), restructuring, and recapitalization.

(*Dollars in thousands*)

Sales and Trading

Our institutional equity and fixed income sales and trading team distributes our proprietary research products and communicates our investment recommendations to our client base of institutional investors, executes trades on behalf of clients, sells the securities of companies for which we act as an underwriter, and makes a market in over 1,500 securities. We maintain active trading relationships with over 1,000 institutional money managers. We also engage in proprietary trading for strategic investment purposes and to facilitate the execution of client transactions by utilizing the firm's capital.

Securities Lending

We engage in securities-based lending which includes facilitating the sourcing, borrowing and lending of equity and fixed income securities. The Company earns revenue in the form of interest income by charging a spread between the collateral borrowed and the collateral loaned.

Research / Backoffice

We are widely recognized for our proprietary and thematic approach to equity research. Our research primarily focuses on small- and mid-cap equities that are under-followed by Wall Street. We maintain research coverage for a variety of companies and industry sectors, focused on in-depth analyses of earnings, cash flow, balance sheet strength, and industry outlook involving extensive discussions with key management, competitors, channel partners, and customers.

Note 2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of the Company's financial statement, in conformity with accounting principles generally accepted in the United States of America, ("U.S. GAAP"), requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Although the Company bases its estimates and assumptions on historical experience and market information (when available) and on various other factors that it believes to be reasonable under the circumstances, management exercises significant judgment in the final determination of its estimates. Actual results may differ from these estimates.

As of December 31, 2024, the Company has adopted the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 280, *Segment Reporting*, as amended by the FASB ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires all public entities, including broker-dealers, to disclose additional information about a reportable segment's expenses. The standard is effective for fiscal years beginning after December 15, 2024.

Cash and Cash Equivalents

Cash equivalents include demand deposits with banks, money market accounts, and highly liquid investments with original maturities of three months or less. As of December 31, 2024, $24,285 of the Company's cash equivalents are invested in government money market funds that invest primarily in U.S. Treasuries and other securities directly or indirectly guaranteed by the U.S. government. The Company holds $40,426 in cash and cash equivalents in financial institutions in excess of the Federal Deposit Insurance Corporation insured limits. The Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such investments.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded based upon the amount of cash advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of the securities borrowed and loaned daily, with additional collateral obtained, or excess collateral recalled, when deemed appropriate. As of, and during the year ended, December 31, 2024, all collateral received or paid was in the form of cash.

Receivable/Payable from Clearing Brokers

Outside of the securities lending business which is self-clearing, the Company clears all of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount receivable or payable from the clearing brokers represents amounts receivable for unsettled securities sold by the Company, amounts receivable for commissions, the Company's clearing deposits less amounts payable for clearing costs and other settlement charges and amounts payable for unsettled securities purchased.

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased, are recorded on the trade-date and carried at fair value. Realized and unrealized gains and losses from financial instruments owned and financial instruments sold, not yet purchased are reflected in institutional brokerage in the statement of operations.

Fair Value of Financial Instruments

The FASB ASC 820 rule, "Fair Value Measurement" ("ASC 820") defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not adjusted for transaction costs. ASC 820 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3) as described below:

Level 1 Inputs –   Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company;

Level 2 Inputs –   Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Inputs – Unobservable inputs for the asset or liability including significant assumptions of the Company and other market participants.

The Company's securities and other investments owned, and securities sold and not yet purchased are comprised of common and preferred stocks and warrants, corporate bonds, and investments in partnerships. Investments in common stocks that are based on quoted prices in active markets are included in Level 1 of the fair value hierarchy. The Company also holds loans receivable valued at fair value, nonpublic common and preferred stocks and warrants for which there is little, or no public market and fair value is determined by management on a consistent basis. For investments where little or no public market exists, management's determination of fair value is based on the best available information which may incorporate management's own assumptions and involves a significant degree of judgment, taking into consideration various factors including earnings history, financial condition, recent sales prices of the issuer's securities and liquidity risks. These investments are included in Level 3 of the fair value hierarchy. Investments in partnership interests include investments in private equity partnerships that primarily invest in equity securities, bonds, and direct lending funds. The Company also invests in priority investment funds and the underlying securities held by these funds are primarily corporate and asset-backed fixed income securities and restrictions exist on the redemption of amounts invested by the Company. The Company's partnership and investment fund interests are valued based on the Company's proportionate share of the net assets of the partnerships and funds; the value for these investments are derived from the most recent statements received from the general partner or fund

(*Dollars in thousands*)

administrator. These partnership and investment fund interests are valued at net asset value ("NAV") in accordance with ASC "Topic 820: Fair Value Measurements."

The estimated fair values of the Company's financial instruments which are not measured at fair value on the statement of financial condition as of December 31, 2024, are as follows:

	Carrying Amount	Estimated Fair Value
Financial Assets		
Cash and cash equivalents	$ 40,926	$ 40,926
Securities borrowed	43,022	43,022
Receivables	70,006	70,006
Financial Liabilities		
Securities loaned	$ 27,942	$ 27,942
Accounts payable and accrued expenses	15,792	15,792

The carrying amounts noted above for cash and cash equivalents, securities borrowed and loaned, receivables, and accounts payable and accrued expenses approximate fair value given the short-term nature of these items and/or minimal credit risk.

Goodwill and Intangible Assets

The Company accounts for goodwill in accordance with the accounting guidance which requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events of circumstances indicate that the fair value of an asset has decreased below its carrying value. The Company's intangible assets consist of goodwill and intangible assets with finite useful lives. The values of the intangible assets with finite useful lives are amortized in proportion to their expected economic benefit over their estimated useful life. The Company performs an assessment for impairment of goodwill and intangible assets annually.

Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over their estimated useful life of three to five years. Software developed is amortized over the estimated useful life of five years. Amortization of purchased software is recorded over the estimated useful life of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life or lease term.

Leases

The Company recognizes leases in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 842, *Leases*. The Company recognizes a right-of-use asset and a lease liability in the statement of financial condition. Amounts are based on the lease terms of the individual lease agreements and the incremental borrowing rate established.

The Company determines if an arrangement is, or contains, a lease at the inception date. Operating leases are included in the right-of-use assets, with the related liabilities included in operating lease liabilities in the statement of financial condition.

Operating lease assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company uses an estimated incremental borrowing rate in determining the present value of lease payments. Variable components of the lease payments such as fair market value adjustments, utilities, and maintenance costs are expensed as incurred and not included in determining the present value. The lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis

(*Dollars in thousands*)

over the lease term. The Company has lease agreements with lease and non-lease components which are accounted for as a single lease component. See Note 10 for additional information on leases.

Income Taxes

The Company is included in the Parent's consolidated federal income tax return. The Company's income tax provision is calculated based on the benefits for loss method. Under the benefits for loss method, tax attributes are characterized as realizable by the consolidated group even if the subsidiary would not otherwise have realized the attributes on a stand-alone basis. Tax liabilities for uncertain tax positions are recorded in accordance with ASC 740.

Note 3. Related-Party Transactions:

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, B. Riley Financial and other affiliates may record costs which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition may not necessarily be indicative of the financial position that would have existed had the Company been operated as an unaffiliated corporation.

During the year ended December 31, 2024, the Company's affiliates allocated to the Company certain overhead costs related to various corporate governance activities.

As of December 31, 2024, the Company's limited partnership interest of $1,933 in BRC Partners Opportunity Fund was transferred to BRC Partners Opportunity Trust, a L.P. Liquidating Trust. The Parent's executive officers and board of directors have a 58.2% financial interest, which includes a financial interest of Bryant Riley, the Co-Chief Executive Officer, of 24.9% in the BRC Partners Opportunity Trust, a L.P. Liquidating Trust as of December 31, 2024.

In addition, the Company also had these related party transactions during 2024.

Freedom VCM Holdings, LLC (fka Franchise Group, Inc.) ("Freedom VCM") – Freedom VCM became a related party in August 2023 during which Bryant Riley, the Co-CEO and Chairman of B. Riley Financial, Inc was given a Board seat. As of December 31, 2024, Freedom VCM had declared bankruptcy, the value of the securities held had no market value and the Company recorded unrealized losses of (64,837) during 2024.

Babcock & Wilcox ("B&W") – B&W has been designated as a related party due to B. Riley Financial and affiliates having an overall ownership interest of 29.1% in B&W. As of December 31, 2024, the Company held securities worth $2,536 in B&W.

Receivables and Payables

From time to time the Company may agree to make advances to employees or provide loans to employees, generally in connection with employee recruitment. These arrangements are typically short term in nature and repaid from incentive compensation earned by the employee. As of December 31, 2024, there was $311 of receivables from employees included in prepaid expenses and other assets on the statement of financial condition.

As of December 31, 2024, the Company had $37,118 due from affiliates which included a payable amount of $852 to the Parent for federal income taxes. In addition, the Company had $229 in due to affiliates.

Employee Benefits

The Company maintains a retirement plan, pursuant to section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a contribution at the discretion of the Board of Directors.

(*Dollars in thousands*)

Note 4. Financial Instruments:

The following tables set forth, by level within the fair value hierarchy, financial instruments accounted for under ASC 820 as of December 31, 2024. As required by ASC 820, assets and liabilities that are measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Items Measured at Fair Value on a Recurring Basis

	December 31, 2024	Level 1	Level 2	Level 3
Financial instruments owned, at fair value				
Trading account securities, at fair value				
Marketable and non-public equity securities	$ 64,428	$ 58,533	$ -	$ 5,895
Fixed income securities	1,006	-	1,006	-
Corporate bonds	9,865	6,907	2,958	-
	75,299	65,440	3,964	5,895
Investment funds valued at net asset value[1]	2,459			
Total financial instruments owned, at fair value	$ 77,758			
Financial instruments sold, not yet purchased, at fair value				
Fixed income securities	3,784	-	3,784	-
Corporate bonds	1,891	-	1,891	-
Financial instruments sold, not yet purchased, at fair value	$ 5,675	$ -	$ 5,675	$ -

(1) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of fnancial condition.

(2) In accordance with Subtopic 820-10, certain investments without readily determinable fair values are accounted for using a measurement alternative under which these investments are measured at cost, adjusted for observable price changes and impairments. They have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial condition.

As of December 31, 2024, financial assets measured and reported at fair value on a recurring basis and classified within Level 3 were $5,895, or 1.7% of the Company's total assets at that date. Regarding these Level 3 financial assets, in determining fair value, the Company analyzes various financial, performance and market factors to estimate the value, including for non-public equity securities, over-the-counter market trading activity. The following table provides the valuation technique and unobservable inputs primarily used in assessing the value of these securities as of December 31, 2024:

	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
Equity securities	$ 1,465	Market approach	Market price of related security	$9.97 - $59,327	$6,135.46
	4,430	Options pricing model	Annualized volatility	.72-.9	0.90
Total assets measured at fair value	$ 5,895				

For those non-public equity securities valued using a market approach, adverse industry market conditions or events experienced by the underlying entities could result in lower over-the-counter trading prices for the securities. Such lower trading prices would result in a decline in the estimated fair value of these assets. The Company assessed the reasonableness of the fair values of the non-public equity securities noted above based on its consideration of available financial data related to these issuers as well as an assessment of the nature of any over-the-counter trading activity during the period.

(*Dollars in thousands*)

Items Measured at Fair Value on a Non-Recurring Basis

The Company may also measure certain financial and other assets and liabilities at fair value on a non-recurring basis including items such as intangible assets and fixed assets. Adjustments to the fair value of these assets usually result from the write downs of individual assets. Due to the nature of these assets and liabilities, in determining value the Company would analyze various financial, performance and market factors to estimate the fair value. As a result, these assets and liabilities would be classified within Level 3 of the fair value hierarchy.

The investments without readily determinable fair values are measured at cost, adjusted for observable price changes and impairments, with changes recognized in Dividends and other on the statement of operations. These investments are evaluated on a nonrecurring basis based on the observable price changes in orderly transactions for the identical or similar investment of the same issuer. Further adjustments are not made until another observable transaction occurs. Therefore, the determination of fair values for these investments does not involve significant estimates and assumptions or subjective and complex judgments. Investments without readily determinable fair values are subject to a qualitative assessment for indicators of impairment. If indicators of impairment are present, the Company is required to estimate the investment's fair value and immediately recognize an impairment charge in an amount equal to the investment's carrying value in excess of its estimated fair value. As a result, these investments may be measured at fair value on a non-recurring basis using inputs classified within Level 2 or 3 of the fair value hierarchy.

During the year ended December 31, 2024, there were no assets or liabilities measured at fair value on a non-recurring basis for which there was a change in carrying value.

Financial Instruments-Credit Losses

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 15, 2019. Expected credit losses, on receivables will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount.

Note 5. Goodwill and Intangible Assets:

The Company's intangible assets consist of goodwill and intangible assets with finite useful lives. Management's assessment process includes determining the fair value for each of the Company's reporting units and comparing such fair value to the carrying value of each reporting unit. The Company's goodwill balance is comprised of $2,570 related to the securities lending business that was acquired in 2014 and $110,680 related to the merger with FocalPoint Securities, LLC that occurred in July 2022. In its annual assessment of the goodwill related to these reporting units, based on actual results achieved compared to projections used in valuing the acquisition, the Company determined that the fair value of these reporting units exceeded their carrying value.

As a result of the 2014 securities lending acquisition, the Company also recorded a finite-lived intangible asset related to acquired customer relationships initially valued at $2,500. This customer relationship intangible asset was amortized over its estimated useful life of seven years on a straight-line basis. As of December 31, 2024, there was no net carrying value of this intangible asset.

In addition to the goodwill recorded as a result of the merger with FocalPoint Securities, LLC, the Company also recorded the following finite-lived intangible assets:

(*Dollars in thousands*)

	Value of Intangible Asset	Carrying Value of Intangible Asset, net of amortization	Estimated Useful Life
Customer Relationships	$ 4,400	$ -	
Trademarks	$ 3,200	$ -	
Non-compete Agreements	$ 3,180	$ 664	1 year
	$ 10,780	$ 664	

Note 6. Securities Lending:

The Company accounts for securities lending transactions in accordance with ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," requiring companies to report disclosures of offsetting assets and liabilities. The Company does not net securities borrowed and securities loaned and these items are presented on a gross basis on the statement of financial condition. The following table presents the contractual gross and net securities borrowing and lending balances and the related offsetting amount as of December 31, 2024.

	Gross amounts recognized	Gross amounts offset in the statement of financial condition (1)	Net amounts included in the statement of financial condition	Amounts not offset in the statement of financial condition but eligible for offsetting upon counterparty default (2)	Net amounts
Securities borrowed	$ 43,022	$ -	$ 43,022	$ 43,022	$ -
Securities loaned	$ 27,942	$ -	$ 27,942	$ 27,942	$ -

(1) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

(2) Includes the amount of cash collateral held/posted.

Note 7. Furniture, Equipment, Software and Leasehold Improvements:

Furniture, equipment, software and leasehold improvements, summarized by major classification, as of December 31, 2024, were as follows:

Leasehold improvements	$ 7,946
Furniture and equipment	5,049
Software	1,201
	14,196
Less - accumulated depreciation and amortization	12,147
	$ 2,049

Note 8. Income Taxes:

The Company is a member of the consolidated federal and state income tax returns of the Parent who includes the taxable income of the Company on its tax return except in the State of Virginia where the Company files a separate return.

The Company is not currently under audit related to its federal income tax returns. The Company cannot be certain of the outcome, but believes the positions taken on its tax returns are reasonable and appropriate. As of December 31, 2024, tax years subsequent to December 31, 2021, remain open under the federal statute of limitations and tax years subsequent to

(*Dollars in thousands*)

December 31, 2020, remain open for the Company's significant state jurisdictions. As of December 31, 2024, the Company had no liability for uncertain tax positions.

Note 9. Regulatory Requirements:

The Company is registered with the SEC and is a member of FINRA. As such, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") which stipulates minimum net capital requirements and aggregate indebtedness levels. As of December 31, 2024, the Company had net capital of $69,198 which was $65,420 in excess of its required net capital of $3,778. Rule 15c3-1 also requires that the Company's aggregate indebtedness to net capital percentage not exceed 1500%. The Company's aggregate indebtedness to net capital percentage was 82%.

The Company is also subject to SEC Consumer Protection Rule (SEC Rule 15c3-3), which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. Amounts included in cash segregated and on deposit for regulatory purposes represent actual balances on deposit. As of December 31, 2024, there was no cash required to be segregated and on deposit for regulatory purposes.

Note 10. Leasing Arrangements:

The Company's operating lease assets primarily represent the lease of office space where the Company conducts its operations with the weighted average remaining lease term of 3.6 years. The operating leases have lease terms ranging from one to ten years. The weighted average discount rate used to calculate the present value of lease payments was 6.5% as of December 31, 2024.

As of December 31, 2024, future payments on lease liabilities were as follows:

	Operating Leases
Year ending December 31:	
2025	$ 2,931
2026	2,307
2027	2,001
2028	1,638
2029	427
Thereafter	—
Total lease payments	9,304
Less: imputed interest	(1,011)
Total operating lease liability	$ 8,293

At December 31, 2024, the Company did not have any significant leases executed but not yet commenced.

Note 11. Commitments and Contingencies:

Litigation

As of December 31, 2024, except as described below, the Company was neither a defendant nor plaintiff in any lawsuits or arbitrations nor involved in any governmental or self-regulatory organization matters that are expected to have a material adverse effect on its financial condition or liquidity. The Company has been named as a defendant in a small number of civil lawsuits relating to its various businesses. In addition, the Company is subject to various reviews, examinations, investigations and other inquiries by governmental agencies and self-regulatory organizations. There can be no assurance that these matters individually or in aggregate will not have a material adverse effect on the Company's financial condition, results of operations, or liquidity in a future period. However, based on management's review with counsel, resolution of these matters is not expected to have a material adverse effect on the Company's financial condition or liquidity.

Many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters and broker-dealers are exposed to liability under federal and state securities laws, other federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. The Company has been named as a defendant in a small number of securities claims involving investment banking clients as a result of the Company's role as an underwriter. In these cases, the underwriting agreement provides, subject to certain conditions, that the investment banking client is required to indemnify the Company against certain claims or liabilities, including claims or liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or contribute to payments which the Company is required to make as a result of the litigation. There can be no assurance that such indemnification or contribution will ultimately be available to the Company or that an investment banking client will be able to satisfy its indemnity or contribution obligations when due.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, management, in conjunction with counsel, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. Based on management's review with counsel and present information known by management, loss contingencies for litigation and regulatory matters are not probable and estimable as of December 31, 2024.

In certain circumstances, broker-dealers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation and actions by government agencies and self-regulatory organizations involving the securities industry, including class actions that seek substantial damages. The Company is also subject to the risk of litigation, including litigation that may be without merit. As the Company intends to actively defend such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect its financial condition, operating results and liquidity.

Note 12. Off-Balance-Sheet Risk and Other Risk:

Market Risk

Market risk is primarily caused by movements in market prices of the Company's trading account securities. The Company's trading securities are also subject to interest rate volatility and possible illiquidity in markets in which the Company trades or invests. The Company manages market risk through risk limits, daily monitoring procedures, and hedging activities. The Company conducts both equity and fixed income principal trading activities.

Positions taken and commitments made by the Company, including those made in connection with investment banking activities, may result in substantial amounts of exposure to individual issuers and businesses, including non-investment grade issuers, securities with low trading volumes and those not readily marketable. These issuers and securities expose the Company to a higher degree of risk than associated with investment grade instruments. As part of its trading activities, the Company may sell securities it does not currently own. When the Company sells a security short and borrows the security to make a delivery, a gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be realized upon the termination of the short sale. Financial instruments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to purchase the security in the market at prevailing prices. These transactions when unrelated to over-allotments result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the current value recorded in the statement of financial condition.

Credit Risk

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing broker that maintains custody of customers' securities and provides financing to customers. The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2024, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business. The Company attempts to limit its credit spread risk by offsetting long or short positions in various related securities.

The securities industry is subject to numerous risks, including the risk of loss associated with the underwriting, ownership, and trading of securities, and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets. Changing economic and market trends may negatively impact the liquidity and value of the Company's financial instruments and the level of security offerings underwritten by the Company, which may adversely affect the Company's revenues and profitability.

Through indemnification provisions in agreements with the Company's clearing organizations, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to manage the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

Credit risk from the Company's securities lending operations arises if a lender or borrower defaults on an outstanding securities loan or borrow transaction and the cash or securities the Company is holding is insufficient to cover the amount they owe the Company for that receivable. The Company assigns credit limits and collateral posting thresholds for each counterparty and these limits and thresholds are reviewed periodically.

The Company's equity and debt trading securities may include non-investment grade securities of privately held issuers with no ready markets. The concentration and illiquidity of these trading securities expose the Company to a higher degree of risk than associated with readily marketable securities.

Note 13. Subsequent Events:

The Company has evaluated events and transactions that occurred thru March 11, 2025, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. During January 2025, the note payable for $12,379 was paid in full.